EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands)

DECEMBER 31, 2002

Net income from continuing operations less dividends on preferred equity	$173,814
Dividends on preferred units	52,613
Loss on land and depreciated property sales	410
Interest expense	117,073
Earnings before fixed charges	$343,910

Interest expense	$117,073
Dividends on preferred units	52,613
Interest costs capitalized	13,529
Total fixed charges	$183,215

Earnings to fixed charge ratio	1.88